EXHIBIT 99

                             BERKLEY RESOURCES INC.
                           400 - 455 Granville Street
                                  Vancouver, BC
                                     V6C 1T1
                     Tel: (604) 682-3701 Fax: (604) 682-3600
                            www.berkleyresources.com
                            ------------------------
                            info@berkleyresources.com
                            -------------------------

January 6, 2005                               Trading Symbols: BKS - TSX Venture
                                                          BRKDF.PK - OTC BB (US)

                                  PRESS RELEASE

Berkley Resources Inc. (the "Company") is pleased to report as follows:

Brazeau Area, Alberta:
----------------------

The Brazeau Area Nisku formation natural gas test well located in west-central Alberta was successfully flow tested over a 48-hour period ending January 2, 2005. The well was perforated over a 10-foot interval at a depth of 11,235' and was flowed at rates in excess of 3.5 million cubic feet per day (mmcf/d) on a restricted choke. The natural gas contains a rich stream of over 50 barrels of condensate per million cubic feet of gas. There was no formation water produced on test and no measurable pressure drawdown recorded. Based on these test results this well appears capable of producing in a manner similar to the template well located 1.25 miles to the southeast which produced nine billion cubic feet of gas during its first three years of production at average rates near 9 mmcf/d. The operator is preparing to tie-in the test well which is expected to be on production well before the end of the first quarter, 2005. The Company holds 30% working interest in this well through payout reducing then to 19.50%.

Senex Area, Alberta;
--------------------

The Company and its partners have drilled and cased three new wells on this multi-zone prospect. Drilling and completion operations will now be recessed while the parties conduct the planned 3-D seismic program over the jointly held lands (see November 24, 2004 Press Release). Completion operations will resume by early February 2005.

The Company reports that its other ventures, particularly Leduc and Crossfield, are on track for drilling over the next few months. For further information with respect to oil and gas operations please contact Jim O'Byrne, Manager, Oil and Gas Operations, in the Calgary office at (403) 237-6211. For information with respect to financial matters, please contact Matt Wayrynen, President, at the Company's Vancouver office at (604) 682-3701.

On behalf of the Board of Directors of Berkley Resources Inc.

"Matt Wayrynen"
Matt Wayrynen, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.